SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2007
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: December 6, 2007	By:	Signed: Donald F. Barnhardt
		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, December 5, 2007
TEAMSTERS CANADA RAIL CONFERENCE AND CANADIAN PACIFIC REACH
REVISED CONTRACT SETTLEMENT FOR TRAIN OPERATIONS EMPLOYEES
CALGARY — The Teamsters Canada Rail Conference (TCRC), representing 4,500 locomotive engineers and conductors, and Canadian Pacific today reached a revised tentative five-year contract settlement.
The Memorandum of Settlement will now be sent to the union membership for ratification, which is expected to conclude within the next eight weeks.
Details of the tentative agreement will be released following ratification of the agreement by union members.

Contacts:

CP Mark Seland (403) 319-3566 mark_seland@cpr.ca	TCRC Dan Shewchuk (780)720-9008 DJShewchuk@teamstersrail.ca